Exhibit 99.4

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F (No. 001-32403) for the year ended December 31, 2017 of Turquoise Hill Resources Ltd. of our report dated March 15, 2018, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-160783) of Turquoise Hill Resources Ltd. of our report dated March 15, 2018 referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 15, 2018